Exhibit 12.1
COMPUTATION OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed charges — interest expensed	$2,070,177	$1,079,291	$946,239	$1,110,449	$1,818,486

Earnings
Income before assessments	$329,977	$88,757	$153,821	$(68,432)	$159,390
Fixed charges	2,070,177	1,079,291	946,239	1,110,449	1,818,486

Total earnings	$2,400,154	$1,168,048	$1,100,060	$1,042,017	$1,977,876

Ratio of earnings to fixed charges	1.16	1.08	1.16	0.94	1.09